Room 4561

February 15, 2008

Gregory Vacca
CEO and President
WiFiMed Holdings Company, Inc.
2000 RiverEdge Pkwy
Suite GL 100A
Atlanta, GA 30328

> **Re:** **WiFiMed Holdings Company, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 24, 2008**
> **File No. 0-49707**

Dear Mr. Vacca:

We have reviewed your letter dated February 8, 2008 and have the following comments.

<u>General</u>

1.   With respect to your response to comment 1 of our letter dated January 28, 2008, we do not agree that the process by which the Company obtained the consents for the action described in the filing did not involve a solicitation with the meaning of Rule 14a-1(l). That rule does not provide an exclusion from the definition of solicitation for requests that are not widespread or that are directed only at "related" security holders. Please cite to the specific provisions of Regulation 14A upon which you rely in reaching your conclusion that the activities undertaken by the Company are either not within the definition of a solicitation set forth in Rule 14a-1(l) or are otherwise exempt from the requirements of Regulation 14A. Alternatively, you may file a preliminary proxy statement on Schedule 14A.

2.   We understand that the Company is seeking to increase the number of authorized shares of its common stock so that a sufficient number of such shares will be available to accommodate the potential conversion of convertible debentures and exercise of warrants issued by the Company in its November 2007 financing. Item 11 of Schedule 14A requires certain disclosures regarding the issuance of

these derivative securities, because the approval of the increase in authorized shares is in effect an approval of the earlier financing. Please provide the information required by Item 11 of Schedule 14A with respect to the issuance of the convertible debentures and warrants. Please note that this information is required whether you distribute a proxy statement under Regulation 14A or an information statement under Regulation 14C, because Note A to Schedule 14A is applicable to Schedule 14C by operation of Item 1 of Schedule 14C.

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As appropriate, please amend your filing and respond to our comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel